NSAR Questionnaire - Funds Trust
Attachment

Sub-Item 77D

At a meeting held on August 8, 2005, the Board of Trustees of the Registrant approved the following:

Limit the Income Plus Fund's (Series 4) ability to invest in equity securities to 5% of total assets.
Prior to this change, the Fund was allowed to invest up to 15% of total assets in income-producing equity securities.
This change became effective as of October 1, 2005.